UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Creative Realities, Inc.

Full Name of Registrant

Former Name if Applicable

13100 Magisterial Drive, Suite 102

Address of Principal Executive Office (Street and Number)

Louisville KY 40223

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Creative Realities, Inc. (the “Company”) has determined that it will not be able to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2025 (the “Form 10-K”) by March 31, 2026, the original due date for such filing, without unreasonable effort or expense for the reasons set forth below.

As previously announced in the Company’s periodic reports filed with the SEC, during the fourth quarter of the Company’s fiscal year ended December 31, 2025, the Company consummated (a) the acquisition of DDC Group International, Inc., Cineplex Digital Media Inc., and Cineplex Digital Media US Inc. (collectively, the “CDM Business”); (b) the private placement offering and sale to North Run Strategic Opportunities Fund I, LP and NR-SOF I (Co-Invest I), LP of 30,000 shares of Series A Convertible Preferred Stock; and (c) the refinancing of the Company’s credit facilities with First Merchants Bank and other lenders party to such facilities (collectively, the “Transactions”).

The consummation of the Transactions and the integration of the CDM Business have utilized significant internal resources, which has impacted the Company’s ability to (a) provide all the information necessary for its auditors to timely complete the audit of the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2025; and (b) prepare related disclosures to be included in the Form 10-K. Further, due to the complexity of the Transactions, additional time is necessary for the Company to finalize its assessment of disclosure controls and procedures and evaluate the effectiveness of its internal controls over financial reporting as of December 31, 2025.

The Company expects to file the Form 10-K within the extension period of 15 calendar days following the prescribed due date, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

The Company’s expectations regarding the timing of the filing of the Form 10-K is a forward-looking statement as defined in the Private Securities Litigation Reform Act of 1995. Because forward-looking statements relate to the future, they are subject to inherent risks and uncertainties, including the Company’s inability to complete the work required to file the Form 10-K within the anticipated time frame. The Company’s actual results may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees of future performance.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tamra Koshewa	(502)	791-8800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒Yes        ☐No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the year ended December 31, 2025 will be significantly impacted by the Transactions, resulting in significant changes in its results of operations from the year ended December 31, 2024. The Form 10-K will reflect the operations of the CDM Business combined with that of the Company for the last two months of 2025, as well as the remaining Transactions, while the prior period does not. Due to the factors described in response to Part III and the ongoing work to prepare and finalize the Company’s consolidated financial statements for the year ended December 31, 2025, reasonable estimates of such potential changes in results of operations cannot be made at this time.

Creative Realities, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2026	By	/s/ Tamra Koshewa, Chief Financial Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.